Exhibit (a)(1)(E)
1 Stock Option Exchange July 17, 2009

What Is a Stock Option? The right to buy company stock Fixed price (grant price/stirke price) Limited quantity Limited time offer

Why Offer Stock Options? Promote employee ownership Potential reward for strong performance Component of compensation package

Plan Provisions Employees are eligible Grant price = fair market value of RCNI at close of market on grant date. Vesting can be based on various things, typically the achievement of identified results, or based on an identified timeframe, your grant will indicate a vesting schedule Grant Expires according to timeframe indicated in grant, often 5, 7 or 10 years

How Are Options Awarded? Can be based on performance and or level of position held within the company. All grants must be approved by the Compensation Committee before being issued.

Grant price $10 Market price $20 $10 "Spread" = value Spread

Grant Date 8/12/2009 Expiration Date Exercise period is the period set in the grant document, unless you terminate employment in which case the exercise period ends 3 months after separation from the company. 8/12/2016 Limited Time Offer 1 2 3 4 6 7 5

RCN GRANT When Are Taxes Due? Taxes are not due at the time of the grant Taxes are due at the time of exercise (purchase and/or sell) Estimated tax rates: Federal Tax (28%), State Tax (usually 4% to 6%), and FICA (1.45% to 7.65%)

Exercise Summary Cash purchase Own the most shares Max growth potential Cashless - hold No out-of-pocket Own fewer shares Less growth potential Cashless - sell No out-of-pocket No growth potential RCN RCN

10 Exchange Program and Valuation The Exchange Program is structured as a value-for-value exchange. Eligible Employees that surrender Eligible Options will receive new options covering a fraction of the number of shares that are covered by the surrendered options. The number of shares underlying the new option received in exchange for one share underlying an Eligible Option that is surrendered in the exchange is referred to as the "Exchange Ratio." RCN's intent was to establish exchange ratios that will result in the issuance of replacement options with a fair value approximately equal to the fair value of the stock options surrendered in the Exchange Program. The Company calculated the fair value of the Eligible Options using the Black-Scholes option valuation model. This model uses the following factors: stock price volatility, risk free interest rates, option term, option exercise price, dividend yield and stock price on the date of grant

11 Final Exchange Ratios Options Granted: 1,000 Options Outstanding: 1,000 Strike Price: $11.22 Exchange Ratio: 1.92:1.00 New Shares: 520 (1,000 / 1.92 = 520) New Strike Price: to be set on 8/12/2009 New Vesting: 3 year vesting period New Term: 7 years from date of grant Example

12 Timeline

13 How to make an election Website - www.rcnoptionexchange.com Logon - provided in email from stockoptionexchange@rcn.net Password - provided in email from stockoptionexchange@rcn.net

14 Questions Please refer to the "Offer to Exchange" on the exchange website for specific details Procedural Questions: Call a Fidelity Stock Plan Services Representative at 1-800-544-9354 OR Send email to stockoptionexchange@rcn.com Neither RCN nor our Board of Directors will make any recommendation as to whether you should exchange, or refrain from exchanging, any or all of your Eligible Options for New Options in the Exchange Program. Participation in the Exchange Program carries risks and there is no guarantee that you will not ultimately receive greater value from your existing options than from the New Options you will receive if you participate in the Exchange Program. As a result, you must make your own decision as to whether to participate in the Exchange Program. For questions regarding personal tax implications or other questions, you should talk to your own legal, financial and tax advisors.